April 25, 2013	Sarah Clinton T +1 617 951 7375 F +1 617 235 7312 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Larry L. Greene

Re:	Blackstone Alternative Investment Funds (the “Fund”)

File Nos. 811-22743 & 333-185238

Ladies and Gentlemen:

This letter provides the Fund’s response to comments on the Fund’s registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”), which was filed on February 12, 2013. The comments were provided by the staff of the Securities and Exchange Commission (“Staff”) to Sarah Clinton of Ropes & Gray LLP, counsel to the Fund, telephonically on April 9, 2013. The comments, together with the Fund’s responses, are set forth below.

Prospectus

1.	Please provide more clarity regarding compliance by the subsidiary’s trading entities to various provisions of the 1940 Act, as requested by letter on January 7, 2013, and provide further detail regarding the trading entities’ compensation structure.

Response: The Fund has determined that its wholly-owned subsidiaries will not invest in trading entities; therefore, the Fund has removed the disclosure regarding trading entities from the registration statement. The Fund does expect to invest portions of its assets in three wholly-owned and controlled subsidiaries. Two of these subsidiaries will be formed pursuant to the laws of the Cayman Islands and one will be formed as a limited liability company pursuant to the laws of the State of Delaware. The Fund confirms that the statements it made in Item 8 of the response letter submitted to the Staff on February 12, 2013 regarding the originally contemplated subsidiary will apply to each subsidiary. Additionally, as requested, the Fund confirms that the board of directors or board of managers of each subsidiary will be signatories to the Fund’s registration statement.

2.	Please furnish us a copy of the guidelines and standards adopted by the Fund’s Board to determine whether a security held by the Fund is liquid.

Response: A copy of the Fund’s liquidity policies and procedures will be submitted to the staff under separate cover.

3.	In the section “Shareholder Information—Redemption of Shares, please provide additional examples of what the “other property” referred to in the third paragraph might include. If appropriate, please add the words “or commodities” after “liquidating or transferring these securities” in the last sentence of the third paragraph.

Response: Regarding the first comment, the Fund has revised the relevant disclosure to provide that “[r]edemption proceeds may be paid in securities (which may include interests held in Investment Funds) or commodities contracts (or cash and securities and commodities contracts) rather than in cash if the Adviser determines it is in the best interest of the Fund.” Regarding the second comment, the requested change has been made.

Statement of Additional Information

4.	Disclosure under Fundamental Investment Restriction (2) indicates that, among others, investment funds, futures clearinghouses and securities clearinghouses will not be considered to be part of any industry. Explain to the staff the basis for this statement.

Response: With regard to investment funds, the Fund believes that its concentration policy is consistent with the general view among operators of funds that make investments in unaffiliated underlying funds that the underlying funds or accounts in which the funds invest are not part of an “investment fund industry.” The Fund notes that it does not expect to have sufficient information about the holdings of unaffiliated investment funds to permit it to determine what industry exposures it is obtaining through its investments in investment funds. In the event that an investment fund provided in a timely manner sufficient information about its holdings to the Fund so that the Fund could determine what industry exposures it was obtaining through its investment in the investment fund, the Fund would apply its concentration policy taking into account the underlying industry exposures of the investment fund.

Please note that the Fund does not propose to treat its wholly-owned subsidiaries as unaffiliated investment funds for purposes of its industry concentration policy. Because the Fund will have information regarding the investments of its wholly-owned subsidiaries, the Fund will apply its industry concentration policy on a “look through” basis with respect to its wholly-owned subsidiaries.

The Fund’s disclosure with respect to futures (or swaps) clearinghouses and securities clearinghouses is intended to make clear that the Fund does not interpret its use of futures or swaps clearinghouses and securities clearinghouses in the course of making investments in futures and securities as constituting investment exposure to the clearinghouses. When the Fund makes derivatives investments that are cleared through futures or swaps clearinghouses, the Fund believes that its investment exposure is principally to the reference asset and not to the clearinghouse; indeed, in light of the prevailing practice of paying or receiving variation margin daily in the case of cleared derivatives, the Fund believes that its investment exposure to these clearinghouses is de minimis. The Fund similarly believes that its exposure to securities clearinghouses in connection with its settling its securities transactions in the ordinary course is de minimis.

* * * * *

On behalf of the Fund, the we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Respectfully submitted,

/s/ Sarah Clinton

Sarah Clinton

cc:	Scott Sherman, Esq.

James Hannigan, Esq.

James E. Thomas, Esq.